UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2017

Commission File Number 001-35401

CEMENTOS PACASMAYO S.A.A.
(Exact name of registrant as specified in its charter)

PACASMAYO CEMENT CORPORATION
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Calle La Colonia 150, Urbanización El Vivero
Surco, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMENTOS PACASMAYO S.A.A.

By: /s/ CARLOS JOSE MOLINELLI MATEO

Name: Carlos Jose Molinelli Mateo

Title: Stock Market Representative

Date: January 26, 2017

Pursuant to the provisions of Article 28 of the Peruvian Securities Market Law and Resolución SMV 005-2014.SMV/01, Cementos Pacasmayo S.A.A hereby announces that:

As stated in the Significant Event filed on September 26, 2016, and in accordance with the Spinoff Project approved at the Company’s General Shareholders' Meeting held said date, the Company’s Chief Executive Officer, jointly with the Chief Executive Officer of FOSSAL SAA, have established March 1, 2017 as the effective date of the spin-off. Said effective date is subject to spinoff registration conditions of the Peruvian Public Registry, to be communicated by the Company once confirmed.

The spinoff is also subject to the registration by the Peruvian Public Registry and compliance with the Securities Market regulations, specifically with Circular No. 037-2015-SMV/11.1 and Resolución CONASEV No. 069-2006-EF- 94.10, the registration and exchange date will also be March 1, 2017.